04015270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	

RECEIVED MAR - 1 2004 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CBNY Investment Services Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
320 Park Avenue, 21st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Linton, First Vice President **212-457-8630**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Donald J. Linton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CBNY Investment Services Corp. (the "Corporation"), as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the Corporation nor principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

First V. P. & Financial Operations Principal

Notary Public

DAVID J. MINDER
Notary Public, State of New York
No. 44-4621627
Qualified in Rockland County
Certificate filed in New York County
Commission Expires May 31, 20__

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
CBNY INVESTMENT SERVICES CORP.

December 31, 2003
with Report of Independent Auditors

CBNY Investment Services Corp.

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders and Board of Directors of
CBNY Investment Services Corp.

We have audited the accompanying statement of financial condition of CBNY Investment Services Corp. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the overall statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CBNY Investment Services Corp. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

February 20, 2004

CBNY Investment Services Corp.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 504,533
Cash segregated pursuant to Federal regulations	930,548
Receivable from customers	512,082
Corporate debt security owned, at market value	50,000
Fixed assets, net of accumulated depreciation of $758,364	883,151
Prepaid expenses	247,102
Security deposits and other	340,486
Total assets	$ 3,467,902
Liabilities and stockholders' equity	
Liabilities:	
Payable to customers	$ 244,042
Payable to brokers, dealers and others	208,094
Borrowed funds	613,961
Accrued compensation and other liabilities	444,290
Total liabilities	1,510,387
Total stockholders' equity	1,957,515
Total liabilities and stockholders' equity	$ 3,467,902

See accompanying notes to the statement of financial condition.

CBNY Investment Services Corp.
Notes to Statement of Financial Condition
December 31, 2003

1. ORGANIZATION

CBNY Investment Services Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions on an omnibus basis through Brown Brothers Harriman & Co. (the "clearing-broker").

On January 8, 2004, the shareholders sold their interests in CBNY Investment Services Corp. to Multifinance SA, a subsidiary of Banque Safdié SA of Geneva Switzerland. CBNY Investment Services Corp. simultaneously changed its name to Safdié Investment Services Corp. Multifinance SA subsequently made a $5,000,000 cash contribution to the Company which is expected to alleviate capital constraints stemming from persistent operating losses.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Customers' securities transactions are reported on a settlement date basis.

Securities transactions are recorded on a trade–date basis. Securities owned are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The Company typically holds securities pending immediate resale to customers, although it may invest excess cash to supplement its income.

The Company has discretionary investment authority over certain customer accounts. Assets in these accounts are typically invested in mutual funds.

Furniture and fixtures, computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over 5 years and 3 years, respectively. Leasehold improvements are amortized on a straight–line basis over the shorter of 10 years or the term of the lease.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. RECEIVABLES AND PAYABLES FROM CUSTOMERS

Customer receivables include amounts due in cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2003, less than 2% of receivables from customers are unsecured. Also included in receivable from customers are loans to customers for purposes other than the purchase of securities. At December 31, 2003 the Company had two loans outstanding to customers totaling $292,000. The loans are fully secured by customer securities pledged to the Company. Customer payables represent free credit balances, funds deposited by customers and or funds accruing to customers as a result of trades or contracts.

The Company establishes allowances for any potential losses based upon an evaluation of customer accounts. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying financial statements. At December 31, 2003, management has determined that no allowance for losses is required.

4. PAYABLE TO BROKERS, DEALERS AND OTHERS

At December 31, 2003, amounts payable to brokers, dealers and others, consist of securities failed to receive. Securities failed to receive represent the contract value of securities that have not been received by the Company on settlement date. The Company clears its proprietary and customer transactions through the clearing broker on an omnibus basis.

5. FIXED ASSETS

At December 31, 2003, fixed assets consisted of the following:

Leasehold improvements	$ 789,190
Computer and equipment	783,140
Furniture and fixtures	69,185
Less: Accumulated depreciation and amortization	(758,364)
Fixed assets, net of accumulated depreciation	$ 883,151

6. INCOME TAXES

The Company has deferred tax assets of $2,573,043, which relate primarily to net operating losses. A valuation allowance has been established to offset the entire deferred tax asset. These net operating losses will expire by 2023.

7. COMMITMENTS, CONTINGENCIES AND OTHER OFF BALANCE SHEET RISKS

The Company executed a five-year remote processing agreement with SunGard Financial Systems, Inc. ("SunGard") on December 6, 2000, whereby SunGard will provide on-line processing and report services to the Company.

The Company leases office space from Mutual of America Life Insurance Company under a non-cancelable lease extending through November 2011. At December 31, 2003, the Company's future minimum commitments under this lease agreements is as follows:

2004	$	1,029,282
2005		1,029,282
2006		1,041,113
2007		1,100,268
2008 and thereafter		4,217,692
	$	8,417,637

The Company may be involved in litigation arising in the normal course of business. At December 31, 2003, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing agent, or a counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2003 were settled without adverse effect on the Company's financial position.

8. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company provides execution services on an omnibus basis and for Banque Safdié and its subsidiaries. In addition, the Company distributes a fund sponsored by a subsidiary of Banque Safdie.

8. RELATED PARTY TRANSACTIONS (continued)

At December 31, 2003, amounts receivable from Banque Safdié and its subsidiaries resulting from unsettled trades totaled $208,594 are included in receivable from customers on the statement of financial condition.

The Company maintains an uncommitted line of credit from Brown Brothers Harriman & Co. in the amount of $5,000,000 with no maturity date. This line of credit can be used to finance the Company's activities. The line is secured by a $5,000,000 U.S. Government agency security pledged by Banque Safdié. There was an overdraft balance of $363,961 as of December 31, 2003 related to this line which is recorded in borrowed funds on the statement of financial condition.

The Company borrowed $250,000 from Banque Safdié SA on an unsecured basis to fund a non-purpose loan to a customer. The customer loan is fully secured by the pledge of securities owned by the customer which the Company holds in custody. The borrowing matures on September 16, 2004, bears interest at a rate of 2.31 percent and is recorded as borrowed funds on the statement of financial condition.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the aggregate indebtedness method permitted by the Rule which requires that the Company maintain minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $456,833, which exceeded its requirement by $206,833.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Pursuant to rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2003, the Company's reserve requirement was $568,383 and the Company held $930,548 of cash on deposit in such accounts.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets and liabilities, including cash, securities owned and certain receivables and payables are carried at fair value or contracted amounts which approximate fair value.

11. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 75% of the contributions made by the participant to the Plan, not to exceed 4% of the employee's compensation, capped at the personal contribution limit of $12,000 per annum, or $14,000 for employees over 50 years of age.